April 26, 2007

CONFIDENTIAL

VIA EDGAR

Mr. Vincent J. Di Stefano

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement filed by UTEK Corporation on March 23, 2007 (the “Proxy Statement”)

Dear Mr. Di Stefano:

On behalf of UTEK Corporation (the “Company”), attached please find the Company’s response to the comments that you orally issued to the Company on April 2, 2007, regarding the Proxy Statement. Your comments are set forth below and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in the Company’s Definitive Proxy Statement being transmitted for filing with the Securities and Exchange Commission herewith.

Proxy Statement – Voting Information — Voting Securities

1.	Comment:

We refer to the last paragraph under the caption entitled “Proxy Statement – Voting Information – Voting Securities” on page 2 of the Proxy Statement. Please clarify the treatment of broker non-votes with respect to each proposal to be presented at the 2007 Annual Meeting of Stockholders of the Company.

Response: The Company has revised the disclosure accordingly. Please see page 2 of the Company’s Proxy Statement.

April 26, 2007

Proposal 2: Approval of Warrant Issuance Proposal

2.	Comment:

We note disclosure in the Proxy Statement that the ability to issue warrants to purchase common stock may be a cost-effective way for the Company to raise capital. Please clarify why this is the case.

Response: Please be advised that the Company has deleted this proposal from the Proxy Statement.

3.	Comment:

Please add a quantitative description of the dilutive impact of the Warrant Issuance Proposal.

Response: Please see the Company’s response to Comment No. 2 above.

4.	Comment:

Please furnish the information required by Item 13(a) of Schedule 14A.

Response: Please see the Company’s response to Comment No. 2 above.

5.	Comment:

We refer to the fourth-to-last paragraph under the caption entitled “Proposal 2: Approval of Warrant Issuance Proposal.” Please discuss the implications of issuing warrants to purchase common stock accompanied by and not accompanied by other securities of the Company.

Response: Please see the Company’s response to Comment No. 2 above.

6.	Comment:

We refer to the third sentence in the fourth-to-last paragraph under the caption entitled “Proposal 2: Approval of Warrant Issuance Proposal.” Please clarify the meaning of the word “nature” used therein.

Response: Please see the Company’s response to Comment No. 2 above.

April 26, 2007

7.	Comment:

Please disclose supplementally to the Staff of the Division of Investment Management the basis under the Investment Company Act of 1940 for the open-ended nature of the Warrant Issuance Proposal.

Response: Please see the Company’s response to Comment No. 2 above.

Proposal 4: Approve Amendment to the Certificate of Incorporation to Increase Number of Authorized Shares of Common Stock

8.	Comment:

We refer to the second sentence of the third-to-last paragraph under the caption entitled “Proposal 4: Approve Amendment to the Certificate of Incorporation to Increase Number of Authorized Shares of Common Stock.” Please use the word “will” instead of the word “might” therein.

Response: The Company has revised the disclosure accordingly. Please see page 17 of the Company’s Proxy Statement. Please note, this is now Proposal number three (3).

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If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805.

/s/ Harry S. Pangas
Harry S. Pangas